P
3/17

SECURITIES AND EXCHANGE COMMISSION

02018501

50
3/6/02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- ~~44285~~ 49680

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002 143 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ballpark Securities, ~~Inc.~~ LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Courthouse Drive
(No. and Street)

Central Islip	New York	11722
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Boulton — 631-940-3825
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.Weiser & Co.LLP
(Name — *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/11

OATH OR AFFIRMATION

I, Frank Boulton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballpark Securities, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Frank Boulton
Signature

C.E.O
Title

Notary Public

JOHN J. RATE JR.
Notary Public, State of New York
No. 4980193
Qualified in Suffolk County
Term Expires April 15, 20 03
02·26·2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALLPARK SECURITIES, LLC

3 COURTHOUSE DRIVE
CENTRAL ISLIP, NY 11722

FEB 27 2002

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

****

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	11,362
Other assets		280
	$	11,642

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	4,000
Member's equity		7,642
	$	11,642

The accompanying notes are an integral part of this financial statement.

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. NATURE OF OPERATIONS:

Ballpark Securities, LLC (the "Company") was formed on April 26, 2000, under the Limited Liability Company laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company, as a single member limited liability company, is not a tax paying entity and, accordingly, there are no tax provisions included in these statements. The member is required to separately report the Company's income or loss to federal, state and local taxing authorities.

Other:

It is management's intention to provide the Company with sufficient capital to exceed regulatory requirements.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001, the Company had net capital of $7,362, which was $2,362 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $4,000 and its net capital ratio was .54 to 1.

****

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Member
Ballpark Securities, LLC

We have audited the accompanying statement of financial condition of Ballpark Securities, LLC (the "Company") (a limited liability company) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ballpark Securities, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser + Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 31, 2002